United States securities and exchange commission logo





                              December 7, 2022

       Larry Zhang
       Principal Financial Officer
       CASI Pharmaceuticals, Inc.
       9620 Medical Center Drive
       Suite 300
       Rockville, MD 20850

                                                        Re: CASI
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Interim Period Ended September 30, 2022
                                                            File No. 000-20713

       Dear Larry Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021

       Part I
       Item 1. Business, page 4

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a US
holding company with operations conducted by your Chinese
                                                        subsidiaries. In
addition, please provide early in the Business section a diagram of the
                                                        company   s corporate
structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your securities or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such
 Larry Zhang
FirstName LastNameLarry
CASI Pharmaceuticals, Inc.Zhang
Comapany7,
December  NameCASI
             2022     Pharmaceuticals, Inc.
December
Page 2    7, 2022 Page 2
FirstName LastName
         securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
3. We note your disclosure on page 40 that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please prominently disclose that in this section and disclose whether and how the Holding Foreign Companies Accountable Act
         and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the
         PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 1A. Risk Factors, page 20

6. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks
 Larry Zhang
FirstName LastNameLarry
CASI Pharmaceuticals, Inc.Zhang
Comapany7,
December  NameCASI
             2022     Pharmaceuticals, Inc.
December
Page 3    7, 2022 Page 3
FirstName LastName
         and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 41

8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise this risk factor to highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
45

9. Revise the Result of Operations section in your future filings to provide a breakdown of your research and development expense by product candidate. For any amounts that you do not allocate by product candidate, provide a breakdown by nature of expenses. Provide us with a copy of your proposed disclosure in your response letter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christine Torney at 202-551-3652 or Kevin W. Vaughn at 202-551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with
 Larry Zhang
CASI Pharmaceuticals, Inc.
December 7, 2022
Page 4

any other questions.



FirstName LastNameLarry Zhang             Sincerely,
Comapany NameCASI Pharmaceuticals, Inc.
                                          Division of Corporation Finance
December 7, 2022 Page 4                   Office of Life Sciences
FirstName LastName